December 9, 2005

VIA EDGAR AND MESSENGER Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: H. Christopher Owings	Richard M. Graf rgraf@kattenlaw.com 202.625.3537 202.339.6058 fax

RE:	dELiA*s, Inc. Amendment Nos. 2 and 3 to
Registration Statement on Form S-1 (File No. 333-128153)

Dear Mr. Owings:

On behalf of our client, dELiA*s, Inc. (the “Company”), set forth below are responses to the letters of comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2005 (the “November Letter”) and December 7, 2004 (the “December Letter” and, together with the November Letter, the “Letters”) relating to the above-referenced Amendment Nos. 2 and 3 to the Registration Statement on Form S-1 (the “Registration Statement”). The comments from the Letters are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letters. Please note that we have not changed the page numbers in the headings or comments from the Letters, but the page numbers contained in our responses below refer to the enclosed Amendment No. 4 to the Registration Statement (the “Amendment”).

To facilitate your review, we have included a marked copy of the Amendment that reflects the changes made to Amendment Nos. 2 and 3 to the Registration Statement originally filed with the Commission on November 16, 2005 and December 6, 2005, respectively. On behalf of the Company, the following are responses to the Staff’s comments:

A.	Staff Comment Letter of November 21, 2005.

Cover Page

1.	Please disclose the actual subscription price for the rights offering.

Response:

H. Christopher Owings

Securities and Exchange Commission

December 9, 2005

The $7.43 subscription price for the rights being issued in the rights offering has been inserted on the cover page and elsewhere throughout the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.	The tax consequences of the spin off are material to investors. See Item 601(b)(8) of Regulation S-K. Therefore, please file the tax opinion of Weil, Gotshal & Manges LLP that you discuss in your document. Counsel must file the tax opinion before you request effectiveness of the registration statement.

Response:

See the response number 1 to the Staff Comment Letter of December 7, 2005 below.

B.	Staff Comment Letter of December 7, 2005.

Exhibit 8.1

1.	We note that counsel intends to file a final tax opinion that will be dated as of the date of effectiveness of the registration statement. Please note that you must file the finalized tax opinion before requesting effectiveness of the registration statement to satisfy the requirements of Item 601(b)(8) of Regulation S-K.

Response:

The Company filed an undated and unsigned form of tax opinion as Exhibit 8.1 to the Amendment. On Monday, December 12, 2005, the Company expects to receive a signed and dated tax opinion from Weil, Gotshal & Manges LLP that is identical to the form of opinion filed as Exhibit 8.1 to the Amendment, but for the addition of the date and signature. The Company intends to file a conformed copy of the signed and dated tax opinion on the morning of Monday, December 12, 2005, prior to requesting acceleration of effectiveness, and intends to request thereafter that the Registration Statement be declared effective later that afternoon.

2.	Please provide us with the letter that Peter J. Solomon Company L.P. will issue and with the representation letter. Please revise the opinion to indicate that counsel will rely on these documents solely with respect to factual matters and not as to matters of law.

Response:

H. Christopher Owings

Securities and Exchange Commission

December 9, 2005

Two copies of the letter from Peter J. Solomon Company L.P., dated December 6, 2005, and two copies of the form of representation letter Alloy, Inc. will deliver to Weil, Gotshal in connection with the issuance of the tax opinion, are included with this letter. Additionally, the tax opinion has been revised to indicate that counsel will rely on these documents solely with respect to factual matters and not as to matters of law.

3.	In the fifth paragraph of the opinion, counsel must indicate that the disclosure in the registration statement is counsel’s opinion rather than confirming that the disclosure “accurately describes” the tax consequences.

Response:

The tax opinion has been revised to indicate that the disclosure in the registration statement is counsel’s opinion instead of confirming that the disclosure “accurately describes” the tax consequences.

4.	Please delete the disclaimer in the final paragraph indicating that the tax opinion is solely for the benefit of the board of directors.

Response:

The tax opinion has been revised to delete the disclaimer in the final paragraph.

We believe the responses above fully address the comments contained in the Letters. If you have any questions regarding the Amendment, or the above responses, please contact the undersigned (202/625-3537) or Timothy J. Kuester (202/625-3574) of this Firm. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Richard M. Graf

Richard M. Graf

cc:	Mr. John Fieldsend, Esq.
Ms. Ellie Quarles, Esq.
Ms. Gina R. DiGioia
Mr. Edward Taffet
Mr. Matthew C. Diamond
Mr. James K. Johnson, Jr.
Mr. Robert Bernard
Mr. Walter Killough